RECENT DEVELOPMENTS

The information included in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit D to Uruguay’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2004. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

República Oriental del Uruguay

Foreign Policy and Membership in International and Regional Organizations

In December 2005, the four original members of Mercosur admitted the Republic of Venezuela to the bloc, with a right to attend all presidential and ministerial level meetings but without the right to vote until all negotiations relating to the adoption by Venezuela of Mercosur’s common external tariff are completed. On December 8, 2005, Mercosur and Israel signed a three-year framework agreement to strengthen relations between the parties, promote the expansion of trade and provide the conditions and mechanisms to negotiate a free trade agreement. Uruguay ratified a bilateral investment treaty with the United States on December 28, 2005. The treaty had been re-signed by both countries in November 2005, following the completion of the negotiation of certain amendments to the treaty originally signed in October 2004.

The Economy

Gross Domestic Product and Structure of the Economy

According to preliminary figures, real gross domestic product (“GDP”) grew 6.6% for the first nine months of 2005, as compared to the same period in 2004. While practically all sectors of the economy experienced increases, the largest increases were in the commerce, restaurants and hotels and transport and communications sectors. On a seasonally-adjusted basis, real GDP rose 1.6% in the third quarter of 2005, as compared with the second quarter of 2005, with the largest increases in the manufacturing and construction sectors.

Employment and Labor

The continued recovery of economic activity in Uruguay during the first nine months of 2005 led to a decrease in the nationwide unemployment rate, which fell from an average of 13.4% in the first nine months of 2004 to an average of 12.2% during the same period of 2005.

The increase in real wages that started during the third quarter of 2004 has continued during the first eleven months of 2005. During this period, real wages increased by 4.6% compared with the same period in 2004. During the first eleven months of 2005, the real wage increase in the public sector was 5.8%, whereas the increase for the private sector was 4.0%.

Balance of Payments and Foreign Trade

Balance of Payments

For the first nine months of 2005, Uruguay’s balance of payments registered a surplus of US$82.4 million. Uruguay’s current account deficit of US$218.2 million during this period resulted primarily from an increase in imports (in part driven by the increase in international oil prices), which exceeded the increase in exports during the period. In the first nine months of 2005, Uruguay registered a capital account surplus of US$41.9, which largely resulted from increases in portfolio investments, including external public sector financing transactions, and foreign direct investment.

The following table presents preliminary balance of payments information for 2003, 2004, and for the first nine months of 2004 and 2005.

Balance of Payments(1)

(millions of US$)

	2003	2004(2)	Jan-Sept 2004(2)	Jan-Sept 2005(2)
Current account:
Merchandise trade balance	183.4	31.0	66.6	(127.7)
Exports	2,281.2	3,021.3	2,189.7	2,596.7
Imports	(2,097.8)	(2,990.3)	(2,123.1)	(2,724.4)
Services, net	166.7	304.3	229.4	228.8
Interest and dividends	(488.4)	(521.6)	(437.2)	(386.8)
Current transfers(3)	82.7	88.7	68.0	67.5
Total current account	(55.6)	(97.6)	(73.2)	(218.2)

Capital account:
Direct investments	401.3	337.4	247.2	355.3
Portfolio investments(4)	(311.0)	(415.5)	(339.1)	326.6
Other medium-and long-term capital	582.3	63.6	75.8	(299.1)
Other short-term capital	(246.3)	137.7	139.4	(340.7)
Total capital and financial account, net	426.3	123.1	123.3	41.9
Errors and omissions	1,009.5	428.7	217.8	258.7
Total balance of payments	US$ 1,380.2	US$ 454.3	US$ 268.0	US$ 82.4
Change in Banco Central international reserve assets(5)	US$(1,380.2)	US$ (454.3)	US$ (268.0)	US$ (82.4)
Assets:
Gold	0.0	0.0	0.0	0.0
SDRs	(3.0)	(3.0)	(2.4)	3.7
IMF position	0.0	0.0	0.0	0.0
Foreign exchange	1,327.9	452.0	266.0	78.6
Other holdings	55.3	5.3	4.4	0.1
Total assets	US$ 1,380.2	US$ 454.3	US$ 268.0	US$ 82.4

___________

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual, 5th Edition.
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo, many of which are donations.
(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(5)	Change in Central Bank international reserve assets does not reflect adjustments in the value of gold. Numbers in parentheses represent increases in reserves.

Source: Banco Central.

Foreign Trade

According to preliminary data, Uruguayan merchandise exports continued to increase during 2005. Preliminary figures indicate a 17.0% increase in exports in the first ten months of 2005 compared with the same period in 2004, as measured in U.S. dollars. During the first ten months of 2005, imports increased by 27.9% compared with the first ten months of 2004. This increase is attributable in part to higher international prices for oil, of which Uruguay is an importer.

Monetary System

Banco Central

Liquidity and Credit Aggregates

The following table sets forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) and international reserves assets as of the dates indicated.

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Monetary Base and Banco Central’s International Reserve Assets(1)

(in millions of US$)

	As of December 31,
	2001	2002	2003	2004	2005(2)
Currency, including cash in vaults at banks	US$ 639.8	US$ 367.7	US$ 417.9	US$ 537.8	US$717.2
Others	43.5	70.5	70.4	62.9	303.1
Monetary Base	US$ 683.3	US$ 438.2	US$ 488.3	US$ 600.7	US$1,020.3
Banco Central international reserve assets	US$ 3,100.0	US$ 772.0(3)	US$ 2,086.7(3)(4)	US$ 2,511.8(5)	US$3,071.4(6)
Amount represented in gold	US$ 2.3	US$ 2.9	US$ 3.5	US$ 3.6	US$4.4

__________
(1)	All figures are at market value as of the date indicated.
(2)	Preliminary data.
(3)	This amount does not include US$ 507.5 million held by the Fondo de Estabilidad del Sistema Bancario at December 31, 2002 and US$ 224.1 million at December 31, 2003.
(4)	This amount includes US$ 1,044.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$ 495.2 million of Banco de la República, with Banco Central.
(5)	This amount includes US$ 1,625.5 million of reserves and voluntary deposits of the Uruguayan banking system, including US$ 724.6 million of Banco de la República, with Banco Central.
(6)	This amount includes US$1,649.6 million of reserves and voluntary deposits of the Uruguayan banking system, including US$752.7 million of Banco de la República, with Banco Central.

Source: Banco Central.

Inflation

For the year ended December 31, 2005, changes in consumer prices showed an increase of 4.9% while changes in wholesale prices showed a decrease of 2.2%.

The following table shows changes in the CPI and the WPI for the period indicated.

	Percent Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices

2001	3.6	3.8
2002	25.9	64.6
2003	10.2	20.5
2004	7.6	5.1
2005	4.9	(2.2)
____________ Source: Instituto Nacional de Estadística (INE).

Foreign Exchange and International Reserves

Foreign Exchange. The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the years 2000 through 2005.

Exchange Rates(1) (pesos per US$)
	High	Low	Average	Period End

2001	14.768	12.495	13.317	14.768
2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100

___________

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

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The Financial Sector

Prudential Regulation, Supervision and Financial System

In December 2005, the government submitted a proposal to Congress to reform the charter of Banco Central and create a Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central. The bill is intended to increase Banco Central’s autonomy, strengthen the supervision and regulation of the financial sector and segregate from Banco Central the responsibility for the administration of the mandatory deposit insurance program introduced during the financial crisis in 2002. To increase Banco Central’s autonomy, the bill proposes among other measures to enlarge Banco Central’s board of directors to five members, who will serve eight-year staggered terms, which will ensure that fewer appointments coincide with the political cycle, and identifies monetary policy and inflation control as Banco Central’s primary responsibility. To strengthen the supervision and regulation of the financial sector, the bill proposes to combine under a single division, the Superintendencia de Servicios Financieros, the supervisory and regulatory authority currently entrusted to the Superintendencia de Instituciones de Intermediación Financiera, which regulates the banking sector, and the Superintendencia de Seguros, Fondos de Pensión y Mercado de Valores, which regulates insurance companies, the stock market and pension funds. Banco Central’s power to regulate the financial market would also be enhanced.

The Banking System in 2005

During the first eleven months of 2005, the non-financial private sector’s deposits with the banking system and solvency ratios increased and the share of non-performing loans (NPLs) on total loans, improved. Deposits (including deposits in off-shore banks) increased by US$150.0 million in the first eleven months of 2005, to a total of US$9,305.0 million as of November 30, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during the first eleven months of 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 2.5% above the year-end level for 2004. In November 2005, the regulatory capital of private banks (including Nuevo Banco Comercial S.A.) was 2.4 times above the minimum regulatory requirement, while the Banco de la República Oriental del Uruguay (“BROU”) capital was 2.3 times the minimum requirement. Finally, the share of NPLs on total loans (based on client payment behavior) of private banks (including Nuevo Banco Comercial S.A.) improved from 7.6% at year-end 2004 to 4.3% in November 2005, while it increased from 7.1% to 7.3% in the same period for BROU.

Selected Financial Sector Indicators

(in billions of pesos)

	As of November 30, 2005
	Earnings	Assets	Liabilities	Net Worth
Private Sector Financial Institutions (1)	0.4	127.5	115.9	11.6
State-owned Financial Institutions (2)	3.4	181.2	162.6	18.6
Total>()	3.8	308.7	278.5	30.2
___________ (1) Includes banks, cooperatives and financial houses. (2) Includes BROU, Banco Hipotecario del Uruguay and Nuevo Banco Comercial S.A. Source: Banco Central.

Sale of Nuevo Banco Comercial S.A.

On September 6, 2005, the Uruguayan government and an investment group led by Advent International Investment Fund (“Advent International”) announced an agreement regarding the acquisition of Nuevo Banco Comercial S.A. The consummation of the transaction is subject to certain conditions, including regulatory approval by the Banco Central and the adoption of a personnel restructuring program. The total consideration of the transaction for Uruguay is approximately US$170.0 million. Under the agreement, Advent International, jointly with Morgan Stanley Alternative Investment Partners, DEG from Germany and FMO from The Netherlands, is required to pay the Republic US$98.0 million in cash upon satisfaction (or waiver by the purchaser) of the conditions (of which up to US$10.0 million will remain in escrow for six months to cover certain contingencies). Uruguay will retain ownership of preferred shares in Nuevo Banco Comercial S.A., which will be transferred to the purchaser within five years of the date of the agreement for the balance of the consideration.

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Public Sector Finances

2005-2009 Budget

On December 19, 2005, the President signed into law the five-year budget for the period 2005-2009. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with an increase in infrastructure and social spending. The 2005-2009 budget is based on a medium-term macroeconomic framework and contains revenue projections and expenditure ceilings, which are consistent with the economic program Uruguay agreed with the IMF in June 2005. See “Public Sector Debt — External Debt”.

The budget establishes a plan for decreasing the consolidated public sector deficit from 2.0% in 2004 to 0.4% in 2009. The budget contemplates a decline in interest payments as a percentage of GDP, allows for semi-annual revenue performance assessments and authorizes the government to lower spending should revenues be lower than budgeted. The budget also contemplates a gradual increase in primary surplus to 4.0% of GDP for the 2007-2009 period. The government intends to dedicate increased revenues to expanded infrastructure investments and social expenditures.

The government’s medium-term strategy, as outlined in its 2005-2009 budget and budget policy statement, entails:

•	increasing public sector revenues through improved tax administration, tax reform, and enhanced administration of public enterprises;
•	maintaining non-interest current spending as a percentage of GDP at approximately the 2005 level;
•	completing all expenditures under the Plan de Emergencia (Emergency Plan) by 2007;
•	increasing investment to improve infrastructure, especially in the transportation and energy sectors;
•	gradually improving public sector real wages without allowing the overall cost of wages to increase as a percentage of GDP beyond the level prevailing in 2002; and
•	allocating additional government funding to priority sectors, including health and education.

We can give no assurance that the assumptions on which the 2005-2009 budget is based, which in large part are outside of the government’s control, will materialize or that the government’s medium-term goals will be achieved.

Tax Reform

On November 7, 2005, the government announced the principal guidelines of a comprehensive tax reform it intends to submit to Congress during the first quarter of 2006. The government seeks to partially replace consumption taxes with progressive personal income taxes. It also seeks to increase efficiency by substantially reducing the number of taxes. In November 2005, the government conducted a public consultation process in order to solicit comments on its tax reform initiative and is currently assessing the public’s feedback.

Public Sector Accounts

Preliminary figures indicate that in the first eleven months of 2005 the central government’s expenditures totaled Ps. 87.3 billion, a decrease of 0.7% in real terms compared to the same period of 2004. Due to the recovery in economic activity, revenues totaled Ps. 80.1 billion in the first eleven months of 2005, an increase of 2.7% in real terms compared to the same period of 2004.

During the twelve months ended November 30, 2005, the consolidated public sector recorded a deficit of Ps. 2.6 billion, which represented 0.7% of GDP. The overall primary balance during this period showed a surplus of 4.1% of GDP, similar to the surplus achieved during the same period of 2004, and in excess of the 3.5% of GDP target contemplated for 2005 in the economic program agreed with the IMF. Non-financial public sector enterprises saw their operational surplus and their contribution to the overall public sector surplus decrease by 0.4% of GDP for the twelve months ended November 30, 2005, largely as a result of the adverse impact of the price of oil on the results of ANCAP (the state-owned oil refining company) and the electricity

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utility, which increased oil consumption as a result of the drought that affected Uruguay in the first quarter of 2005.

Public Sector Debt

As of September 30, 2005, Uruguay’s total gross public sector debt totaled US$13.7 billion, which represents 87.3% of GDP compared with 100.9% of GDP as of December 31, 2004. Net public sector debt totaled US$9.3 billion, representing 59.4% of GDP compared with 69.2% of GDP as of December 31, 2004. On November 18, 2005, Uruguay issued its US$200 million 8.00% Bonds due 2022.

External Debt

On June 8, 2005, the Executive Board of the IMF approved a Stand-By Arrangement for Uruguay. The new agreement, which runs for 36 months beginning in June 2005, provides for disbursements of up to SDR 766.3 million (US$1.1 billion) and contemplates repayments of at least US$1.9 billion during the whole period.

Although Uruguay is expected to make net positive repayments over the period, they are intended to be incremental as the economy grows stronger, the structural reforms begin to yield results, and the costs of the Emergency Plan diminish by the end of 2007.

The economic program agreed with the IMF for the 2005-2008 period envisages real GDP growth to average approximately 4.0% a year, benefiting from the momentum of the recent recovery and two large direct foreign investment projects. Inflation is targeted to decline gradually, by 1.0% annually, to approximately 3.5% in 2008, while exports are projected to increase by about 9.0% a year and net international reserves to increase by US$1.5 billion over the program period. The program aims at gradually re-establishing Uruguay’s access to international capital markets, which is considered instrumental to Uruguay’s longer-term growth prospects and its exit from IMF financial support programs.

The fiscal program is anchored on a medium-term primary surplus target of 4.0% of GDP commencing in 2007, with a view to reducing the public debt-to-GDP ratio over time. To achieve this result, Uruguay is expected to implement a comprehensive tax reform, improve its budgetary framework and abide by firm spending controls, adjust public tariffs on a timely basis, and reform the specialized pension funds. Uruguay expects the support of the World Bank and the Inter-American Development Bank through lending programs to be available for the implementation of certain of the structural reforms contemplated in the IMF program.  The primary surplus under the IMF program in 2005-2006 was permitted to remain somewhat below 4.0% of GDP to accommodate the Emergency Plan. The IMF program assumes that monetary policy will continue to be based on base money targeting in the context of a flexible exchange rate regime, until conditions are in place to move to an inflation targeting framework.

The IMF program also assumes that reforms to the financial system will continue, building on the crisis resolution efforts of recent years, with a view to creating the necessary infrastructure of financial intermediation in support of sustained private-sector led growth. Priorities include the continued reform of public banks (BROU and Banco Hipotecario del Uruguay), the sale of Nuevo Banco Comercial S.A., further improving the supervisory framework, and overhauling the bank resolution framework to ensure rapid and efficient resolution of banking problems should they occur.

On September 28, 2005, the Executive Board of the IMF completed the first review under the SDR 766.3 million (US$1.1 billion) stand-by facility and agreed to make SDR 30.7 million (approximately US$44.4 million) immediately available to Uruguay. In completing the review, the Executive Board approved a two month extension in the timeframe for the submission to Congress of a comprehensive tax reform to February 2006, approved modifications to the level of net domestic assets of the Banco Central for September 30 and December 31, 2005, and modifications to the net international reserves and non-financial public sector debt performance criteria.

The Executive Board of the IMF completed its second review under the three-year, SDR 766.3 million (US$1.1 billion) stand-by facility on January 18, 2005 and made SDR 30.7 million (approximately US$44.3 million) immediately available to Uruguay. In completing the review, the Executive Board granted waivers for the nonobservance of the end-November performance criterion on reform of the police pension system, the nonobservance of the end-December performance criterion on financial sector reform and a waiver of applicability for the end-December quantitative performance criteria, for which data was not available. In addition, the Executive Board approved Uruguay’s request to extend repayment expectations in an amount

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equivalent to SDR 540.9 million (US$781.8 million) that will arise between February and December 2006 to an obligation basis in 2007.

We cannot give any assurance that the assumptions on which the IMF program is based will materialize or that all of the goals included in the program will be achieved. We also cannot assure that the quantitative objectives and performance criteria of the IMF program will be met. If Uruguay does not meet the performance criteria set out in the IMF program (and such criteria are not amended or waived by the IMF), the government may not be able to obtain disbursements from the IMF under the IMF program. This may also interfere with the government’s ability to obtain financing from other multilateral financial institutions and to refinance its debt facilities. The loss of official sector financing could adversely affect Uruguay’s fiscal viability, including its ability to service the bonds.

Amortization of Gross Public Debt

The following table sets forth information regarding the amortization schedule of total gross public debt outstanding as of September 30, 2005.

Amortization of Total Gross Public Debt

(in millions of US$)

	Outstanding as of Sept 30, 2005	2005	2006	2007	2008	2009	2010	2011 to Final Maturity(1)
Gross public external debt	US$ 9,986.9	US$ 262.1	US$ 2,418.4	US$ 1,017.1	US$ 647.3	US$ 333.5	US$ 344.7	US$ 4,963.7
Gross public domestic debt	3,737.2	(189.7)	763.0	485.7	200.6	278.5	264.9	1,934.3
Total	US$ 13,724.1	US $72.4	US$ 3,181.4	US$ 1,502.8	US$ 847.8	US$ 612.0	US$ 609.6	US$ 6,898.0

___________

(1)	On November 18, 2005, Uruguay issued its US$200 million 8.00% Bonds due 2022.

Source: Banco Central.

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